1. Name and Address of Reporting Person
   Burdiss, James E.
   8182 Maryland Avenue
   Clayton, MO 63105-
2. Date of Event Requiring Statement (Month/Day/Year)
   03/07/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Smurfit-Stone Container Corporation (SSCC)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   VP and CIO
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                936.102 <F1>           I                401(k) Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             02/23/2002 02/23/2011 Common Stock            7500      $14        D
                         <F2>
Stock Option             06/15/2002 06/15/2011 Common Stock            3000      $14.42     D
                         <F2>
Stock Option             01/18/2003 01/18/2012 Common Stock            25000     $14.98     D
                         <F2>
Stock Option             05/10/2003 05/10/2012 Common Stock            8000      $17.03     D
                         <F2>

Explanation of Responses:

<F1>
These shares consist of 219.680 shares purchased in the Company's 401(k) Savings Plan with the reporting person's salary deferral, and 716.422 shares purchased with Company matching contributions.
<F2>
The option vests in four annual installments beginning on the first anniversary of the grant date.

SIGNATURE OF REPORTING PERSON
/s/ Craig A. Hunt

DATE
03/10/2003